S 19011399

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SEC Mail Processing
AUG 27 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 400
(No. and Street)

DALLAS (City) TEXAS (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CASSANDRA GALVAN 972-581-3029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAD A. KINDER, CPA
(Name – *if individual, state last, first, middle name*)

815 PARKER SQUARE (Address) FLOWER MOUND (City) TEXAS (State) 75028 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DAVID STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

APRIL M HARPER
Notary Public, State of Texas
Comm. Expires 04-29-2020
Notary ID 130642759

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Prospera Financial Services, Inc.'s management. Our responsibility is to express an opinion on Prospera Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Prospera Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Prospera Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Prospera Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

We have served as Prospera Financial Services, Inc.'s auditor since 2003.

Flower Mound, Texas
August 26, 2019

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2019

Assets

Cash and cash equivalents	$	11,508,959
Commissions receivable		1,401,964
Receivables and advances - related parties		29,236
Other receivables		130,679
Prepaid expenses		278,027
Clearing deposits		202,868
Non-marketable securities		11,000
Right-of-use asset		113,388
TOTAL ASSETS	$	13,676,121

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	99,438
Accrued compensation and related costs		3,139,273
Accrued expenses		419,729
Payable to Parent		200,000
Securities sold short		60,763
Income taxes payable		141,281
Lease liability		126,477
Total Liabilities		4,186,961
Stockholders' Equity		
Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding		-
Common stock, no par value, 1,000,000 shares authorized, 121,095 shares issued and 87,759 shares outstanding		123,658
Non-voting common stock, no par value, 100,000 shares authorized, 7,278 shares issued and outstanding		394,643
Additional paid-in capital		379,339
Retained earnings		8,615,532
Treasury stock, 33,336 shares at cost		(24,012)
Total Stockholders' Equity		9,489,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	13,676,121

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2019

Revenue	
Securities commissions	$ 11,083,721
Insurance commissions	8,648,741
Mutual fund commissions	6,373,148
Investment advisory fees	30,624,492
Other revenue	849,921
Total Revenue	57,580,023
Expenses	
Compensation and related costs	47,543,305
Clearing and platform costs	2,545,952
Communications	1,425,081
Conferences and training	451,372
Consulting fees - Parent	500,000
Errors and bad debts	50,429
Sub-advisory fees	170,034
Management fees - related party	188,693
Occupancy and equipment costs	1,058,530
Promotional costs	187,173
Professional fees and services	1,165,830
Regulatory fees and expenses	328,434
Other expenses	834,471
Total Expenses	56,449,304
Net income before provision for income taxes	1,130,719
Current income taxes - federal	252,300
- states	128,827
Total current provision for income taxes	381,127
NET INCOME	$ 749,592

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2019

	Preferred Shares Issued	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2018	-	121,095	7,278	33,336	$ 123,658	$ 394,643	$ 379,339	$ 7,865,940	$ (24,012)	$ 7,410,815
Net income	-	-	-	-	-	-	-	749,592	-	749,592
Balances at June 30, 2019	-	121,095	7,278	33,336	$ 123,658	$ 394,643	$ 379,339	$ 8,615,532	$ (24,012)	$ 9,489,160

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2019

Cash Flows From Operating Activities:	
Net income	$ 749,592
Adjustments to reconcile net income to net cash provided by operating activities:	
Forgivable notes compensation	119,671
Change in assets and liabilities	
Increase in commissions receivable	(118,698)
Decrease in receivables and advances - related parties	17,482
Decrease in other receivables	93,586
Increase in prepaid expenses	(20,803)
Increase in clearing deposits	(1,712)
Decrease in accounts payable	(54,830)
Decrease in accrued compensation and related costs	(33,888)
Increase in accrued expenses	11,079
Increase in payable to Parent	200,000
Increase in securities sold short	60,763
Decrease in income taxes payable	(76,736)
Net cash provided by operating activities	945,506
Net increase in cash and cash equivalents	945,506
Cash and cash equivalents at beginning of year	10,563,453
CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,508,959

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes paid - federal	$ 385,016
- states	72,847
	$ 457,863
Interest	$ -
Operating lease asset obtained in exchange for lease obligation	$ 113,388

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2019

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent full service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and investment advisory services to individuals located throughout the United States. Insurance brokerage services are provided through a related party insurance agency. The Company's headquarters are in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid to independent financial representatives of the Company as retention bonuses, net of compensation expensed and amounts forgiven or repaid over the term of the notes. The notes are considered earned and are forgiven as certain production or asset requirements are achieved. The Company recognizes compensation expense on a straight line basis over the period the retention bonuses are earned and notes forgiven.

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Treasury Stock

Treasury stock is accounted for using the cost method.

Revenue Recognition

The Financial Accounting Standards Board (FASB), issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018 using the modified retrospective approach which had no effect on the Company's reported financial position or results of operations.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Retention Bonuses

The Company recognizes compensation expense related to retention bonuses on a straight-line basis over the retention period, subject to the independent financial representatives' continuous registration and affiliation with the Company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company adopted FASB Topic 842, *Leases*, using the modified retrospective approach with June 30, 2019 as the year of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

As a result of adopting the new standard, the Company recorded net lease asset and lease liability of approximately $113,388 and $126,477, respectively. Adoption of the new standard did not materially impact the Company's net income and had no impact on cash flows.

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space lease is included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2019, open Federal tax years include the tax years ended June 30, 2016 through June 30, 2018.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2019, the Company had net capital of $8,756,142, which was $8,481,062 in excess of the required net capital of $275,080. The Company's net capital ratio was 0.47 to 1.

Note 3 - Forgivable Notes Receivable

Forgivable notes receivable total $1,839, and is included in Receivables and advances – related parties. Compensation expense related to forgivable notes receivable totaled $119,671 during the year ended June 30, 2019.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has clearing agreements with two national clearing broker-dealers, First Clearing (FC), a trade name of Wells Fargo Clearing Services, LLC and Pershing LLC (Pershing), to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the FC clearing agreement and $25,000 per quarter under the Pershing clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the two clearing broker-dealers. There is a termination fee of $100,000 under the Pershing agreement.

Note 5 – Commitments and Contingencies

Operating Lease

The Company leases its corporate office space under a non-cancelable operating lease expiring November 2019. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of June 30, 2019:

Operating Lease Right-of-use asset	$113,388
Lease Liability	$126,477

The discount rate used on the operating lease was 5.5%.

The maturities of the lease liability as of June 30, 2019, were as follows:

	2019	$128,221
	Less interest	(1,744)
Present value of lease liability		$126,477

Corporate operating lease expense for the year totaled $294,600.

The Company has a number of branch offices throughout the United States. None of the branch office leases are in the name of the Company; therefore, the Company has no commitments nor any guarantees related to branch office leases.

Note 5 – Commitments and Contingencies (continued)

Retention Bonuses

The Company has committed to pay retention bonuses to certain independent financial representatives, subject to their continuous registration and affiliation with the Company, over the next five years ending June 30 as follows:

2020	$ 414,538
2021	327,218
2022	130,357
2023	68,720
2024	806
Thereafter	-
Total	$941,639

Compensation expense related to retention bonuses totaled $589,701 during the year ended June 30, 2019.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of June 30, 2019, the Company had two open arbitration claims filed against it claiming alleged damages of approximately $775,000, plus other damages and costs. The nature of these claims is related to the Company's activities in the securities industry. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on these open claims. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April l, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six year period.

Note 6 - Profit Sharing Plan (continued)

For the year ended June 30, 2019, Company matching and profit sharing contributions totaled $98,106 and $123,936, respectively, and the Company incurred $6,536 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 7 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2019.

Note 8 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable from or payable to the Parent. At June 30, 2019, $53,000 and $42,873 totaling $95,873 is payable to Parent for separate federal and Texas income taxes, respectively, and is included in income taxes payable.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2019, $45,408 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to permanent non-deductible expenses, tax amortization in excess of book amortization and certain accruals that are deductible when paid. There are no material deferred tax assets or liabilities.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.
The Company has cash and cash equivalents held at two national banks, totaling approximately $10.1 million or 74% of the Company's total assets. Cash and cash equivalents held are in excess of the FDIC insurance and SIPC protection of $250,000 and $500,000, respectively, creating a credit risk of approximately $9.1 million at June 30, 2019. Cash balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from FC, its primary clearing broker-dealer, of $172,812, $514,897 and $102,867, respectively, totaling $790,576 or approximately 6% of total assets at June 30, 2019. The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from Pershing of $1,236,692, $33,015 and $100,001, respectively, totaling $1,369,708 or approximately 10% of total assets at June 30, 2019.

Note 10 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances – related parties totaling $29,236 are unsecured, non-interest bearing, and primarily due from related party entities and independent financial representatives of the Company.

Included in income taxes payable at June 30, 2019, is $53,000 and $42,873; totaling $95,873 due to its Parent for separate Company federal and Texas income taxes; respectively.

The Company has committed to pay retention bonuses to certain independent financial representatives of the Company totaling $941,639 (see Note 5).

The Company earned $8,648,741 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees on policies that remain in force through a related party insurance agency with dually licensed independent financial representatives. $35,366 is due from this related party at June 30, 2019 and is included in commissions receivable in the accompanying statement of financial condition.

Management fees incurred and paid by the Company during the year to the related party insurance agency totaled $188,693. The management fees are incurred at the discretion of the Company primarily for insurance agency management services and office equipment provided by the other related party. Management fees incurred for these services and transactions are not consummated on terms equivalent to those in arms-length transactions.

Note 10 - Related Party Transactions (continued)

The Company entered into an Asset Rental Agreement with its Parent, effective December 31, 2016. The Agreement is automatically extended an additional year, unless either party provides notice. The Agreement is currently extended to December 31, 2019. Parent provides the use of property to the Company at $10,000 per month. Substantially all of the property used by the Company, consisting of office furniture and equipment, not directly leased by the Company is provided by Parent under this Agreement. The Company incurred and paid rental expense under this Agreement totaling $120,000 for the year.

The Company incurred discretionary consulting fees to its Parent totaling $500,000 during the year, of which $200,000 is payable at June 30, 2019. The consulting fees between the Company and its Parent were not consummated on terms equivalent to arm's-length transactions.

Note 11 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2019, through August 26, 2018, the date which the financial statements were available to be issued.

The Company entered into an amended corporate office lease agreement in July 2019, tentatively commencing December 2019, to extend the corporate office lease term to November 2030. The Company's total future minimum lease commitment under the amended lease totals approximately $3.6 million.

The Company entered in to Consulting Agreement with its Parent effective July 1, 2019. Under the Agreement, Parent provides consulting services to the Company for $70,000 per month. Either party may terminate or suspend the Agreement at any time upon seven calendar days written notice to the other party.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2019

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	9,489,160
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		170,810
Receivables and advances - related parties		29,236
Other receivables		130,679
Prepaid expenses		278,027
Non-marketable securities		11,000
Total deductions and/or charges		619,752
Net capital before haircuts on securities positions		8,869,408
Haircuts on securities:		
Cash equivalents		104,151
Securities sold short		9,115
Total haircuts on securities		113,266
Net Capital	$	8,756,142
Aggregate indebtedness		
Accounts payable	$	99,438
Accrued compensation and related costs		3,139,273
Accrued expenses		419,729
Payable to Parent		200,000
Income taxes payable		141,281
Lease liability		126,477
Total aggregate indebtedness	$	4,126,198
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	275,080
Net capital in excess of minimum requirement	$	8,481,062
Ratio of aggregate indebtedness to net capital		0.47 to 1.00

See accompanying report of independent
registered public accounting firm.

Schedule I (Continued)

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2019

Reconciliation of Computation of Net Capital and Aggregate Indebtedness

The Company's computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2019 as filed by Prospera Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Credito

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requiremen

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prospera Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Prospera Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (exemption provisions) and (2) Prospera Financial Services, Inc. stated that Prospera Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year, except as described in its Exemption Report Summary of Exceptions. Prospera Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospera Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 26, 2019

PROSPERA
FINANCIAL SERVICES

EXEMPTION REPORT

Prospera Financial Services, Inc., (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, except as described in the following Summary of Exceptions.

Prospera Financial Services, Inc.

I, David Stringer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

August 26, 2019

5429 LBJ Freeway • Suite 400 • Dallas, TX 75240 • Phone: (972) 581-3000 • Fax: (972) 581-3001 • member FINRA/SIPC

Prospera Financial Services, Inc.
Exemption Report
June 30, 2019

Summary of Exceptions

1. Customer funds received in a branch office on July 2, 2018 were not forwarded to the custodian until July 17, 2018.

2. Customer funds received in a branch office on August 29, 2018 were not forwarded to the custodian until September 5, 2018

3. Customer funds received in a branch office on November 8, 2018 were not forwarded to the custodian until November 13, 2018.

4. Customer funds received in a branch office on November 8, 2018 were not forwarded to the custodian until November 13, 2018.

5. Customer funds received in a branch office on November 8, 2018 were not forwarded to the custodian until November 13, 2018.

6. Customer funds received in a branch office on February 4, 2019 were not forwarded to the custodian until February 8, 2019.

7. Customer funds received in a branch office on March 14, 2019 were not forwarded to the custodian until March 19, 2019.

8. Customer funds received in a branch office on March 14, 2019 were not forwarded to the custodian until March 19, 2019.

9. Customer funds received in a branch office on May 2, 2019 were not forwarded to the custodian until May 7, 2019.

10. Customer funds received in a branch office on May 24, 2019 were not forwarded to the custodian until June 3, 2019.

11. Customer funds received in a branch office on June 10, 2019 were not forwarded to the custodian until June 12, 2019.